EXHIBIT 12.1

PACIFICORP
STATEMENTS OF COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
(DOLLARS IN MILLIONS)

	Nine-Month								Nine-Month
	Period Ended		Years Ended December 31,						Period Ended		Year Ended
	September 30, 2010		2009		2008		2007		December 31, 2006		March 31, 2006

Earnings Available for Fixed Charges:
Income from continuing operations before income tax expense	$609		$784		$703		$665		$253		$570
Add:
Fixed charges	294		398		349		322		221		290
Deduct:
Net income attributable to noncontrolling interest in subsidiary that has not incurred fixed charges	-		(8)		(7)		(6)		(6)		(10)
Total earnings available for fixed charges	$903		$1,174		$1,045		$981		$468		$850

Fixed Charges:
Interest expense	$291		$394		$343		$314		$215		$280
Estimated interest portion of rentals charged to expense	3		4		6		8		6		10
Total fixed charges	$294		$398		$349		$322		$221		$290

Ratio of Earnings to Fixed Charges	3.1	x	2.9	x	3.0	x	3.0	x	2.1	x	2.9	x